

April 8, 2011

Ms. Kymberlyn Janney
Chief Financial Officer
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re:** **Behringer Harvard Opportunity REIT I, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/19/2010**
> **Proxy Statement on Schedule 14A**
> **Filed on 8/4/2010**
> **File No. 000-51961**

Dear Ms. Kymberlyn Janney:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant